Exhibit 1 – Transition/Default Rates
Form NRSRO
March 2026



This Exhibit includes the 2025 transition and default rates for the Morningstar DBRS Group of Companies[1] (Morningstar DBRS) for a 1-year, 3-year, and 10-year time period in each class of ratings for which Morningstar DBRS was registered as an NRSRO through the most recent calendar year end.

Following the transition and default rates are: (1) descriptions of each symbol, number, or score in the rating scale used to denote a credit rating category and notches within a category for each class and subclass of credit ratings in the Morningstar DBRS transition/default matrices, as applicable, (2) an explanation of the conditions under which Morningstar DBRS classifies obligors, securities, or money market instruments as being in default, and (3) the uniform resource locator (URL) of Morningstar DBRS' corporate Internet website where Morningstar DBRS' credit rating history is required to be disclosed pursuant to 17 CFR 17g-7(b).

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[1] The Morningstar DBRS Group of Companies is comprised of DBRS, Inc., DBRS Limited, DBRS Ratings Limited, DBRS Ratings GmbH and DBRS Ratings Pty Limited.

Morningstar DBRS

Financial Institutions - 1-Year Transition and Default Rates (December 31, 2024 through December 31, 2025)

Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)																									Other Outcomes During 12/31/2024-12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA (high)	AA	AA (low)	A (high)	A	A (low)	BBB (high)	BBB	BBB (low)	BB (high)	BB	BB (low)	B (high)	B	B (low)	CCC (high)	CCC	CCC (low)	CC (high)	CC	CC (low)	C (high)	C	C (low)	Default	Paid Off	Withdrawn (other)
AAA	14	100.00%																											
AA (high)	26		80.77%	19.23%																									
AA	38			89.47%	5.26%			2.63%																					2.63%
AA (low)	82			2.44%	86.59%	1.22%																							9.76%
A (high)	440				0.45%	93.18%	0.23%																						6.14%
A	68					5.88%	82.35%	1.47%																					10.29%
A (low)	48						16.67%	66.67%																					16.67%
BBB (high)	38							28.95%	50.00%	7.89%	2.63%																		10.53%
BBB	42								35.71%	45.24%																			19.05%
BBB (low)	42									16.67%	71.43%																		11.90%
BB (high)	10									30.00%	10.00%	40.00%																	20.00%
BB	3												100.00%																
BB (low)	3												33.33%	66.67%															
B (high)	3													33.33%	66.67%														
B	6															50.00%	33.33%												16.67%
B (low)	3																66.67%					33.33%							
CCC (high)	0																												
CCC	0																												
CCC (low)	0																												
CC (high)	0																												
CC	0																												
CC (low)	0																												
C (high)	0																												
C	0																												
C (low)	0																												
Total	866																												

Financial Institutions - 3-Year Transition and Default Rates (December 31, 2022 through December 31, 2025)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)																									Other Outcomes During 12/31/2022-12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA (high)	AA	AA (low)	A (high)	A	A (low)	BBB (high)	BBB	BBB (low)	BB (high)	BB	BB (low)	B (high)	B	B (low)	CCC (high)	CCC	CCC (low)	CC (high)	CC	CC (low)	C (high)	C	C (low)	Default	Paid Off	Withdrawn (other)
AAA	11	100.00%																											
AA (high)	28		75.00%	25.00%																									
AA	38			84.21%	13.16%																								2.63%
AA (low)	74			2.70%	74.32%	4.05%																							18.92%
A (high)	441				0.68%	88.21%	0.91%																						10.20%
A	51					3.92%	74.51%	3.92%																					17.65%
A (low)	58					8.62%	24.14%	41.38%	1.72%	5.17%																	8.62%		10.34%
BBB (high)	44						2.27%	29.55%	38.64%	6.82%	2.27%																2.27%		18.18%
BBB	34							5.88%	26.47%	32.35%	8.82%																5.88%		20.59%
BBB (low)	39							5.13%	10.26%	15.38%	46.15%																		23.08%
BB (high)	11								9.09%	27.27%	27.27%	18.18%																	18.18%
BB	3											33.33%	66.67%																
BB (low)	5									40.00%			20.00%	40.00%															
B (high)	7									28.57%				14.29%	14.29%														42.86%
B	6									16.67%	16.67%					33.33%													33.33%
B (low)	0																												
CCC (high)	0																												
CCC	0																												
CCC (low)	0																												
CC (high)	0																												
CC	0																												
CC (low)	0																												
C (high)	0																												
C	0																												
C (low)	0																												
Total	850																												

Morningstar DBRS

Financial Institutions - 10-Year Transition and Default Rates (December 31, 2015 through December 31, 2025)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2025 (Percent)																										Other Outcomes During 12/31/2015-12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA (high)	AA	AA (low)	A (high)	A	A (low)	BBB (high)	BBB	BBB (low)	BB (high)	BB	BB (low)	B (high)	B	B (low)	CCC (high)	CCC	CCC (low)	CC (high)	CC	CC (low)	C (high)	C	C (low)	Default	Paid Off	Withdrawn (other)
AAA	9	88.89%																											11.11%
AA (high)	3		33.33%	66.67%																									
AA	34		26.47%	52.94%	11.76%																							2.94%	5.88%
AA (low)	29		3.45%	31.03%	27.59%	3.45%																					3.45%	3.45%	27.59%
A (high)	49				28.57%	18.37%	4.08%																				2.04%		46.94%
A	452			0.22%	0.66%	74.34%	1.99%																					0.66%	22.12%
A (low)	44				4.55%	13.64%	22.73%	18.18%	2.27%	2.27%																	2.27%		34.09%
BBB (high)	25					12.00%	20.00%	16.00%	4.00%	4.00%																			44.00%
BBB	17							11.76%	11.76%	5.88%	5.88%	5.88%																	58.82%
BBB (low)	24						12.50%	4.17%	8.33%	20.83%	20.83%																		33.33%
BB (high)	12							16.67%		16.67%	8.33%																	8.33%	50.00%
BB	7																											14.29%		85.71%
BB (low)	3									33.33%																		33.33%		33.33%
B (high)	1															100.00%														
B	8																											75.00%	12.50%	12.50%
B (low)	0																													
CCC (high)	0																													
CCC	0																													
CCC (low)	0																													
CC (high)	0																													
CC	0																													
CC (low)	0																													
C (high)	0																													
C	3																													100.00%
C (low)	0																													
Total	720																													

Morningstar DBRS

Insurance Companies - 1-Year Transition and Default Rates (December 31, 2024 through December 31, 2025)

Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)																									Other Outcomes During 12/31/2024 -12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA (high)	AA	AA (low)	A (high)	A	A (low)	BBB (high)	BBB	BBB (low)	BB (high)	BB	BB (low)	B (high)	B	B (low)	CCC (high)	CCC	CCC (low)	CC (high)	CC	CC (low)	C (high)	C	C (low)	Default	Paid Off	Withdrawn (other)
AAA	0																												
AA (high)	0																												
AA	32			84.38%																									15.62%
AA (low)	5				100.00%																								
A (high)	23					82.61%																							17.39%
A	38					5.26%	44.74%																						50.00%
A (low)	11						36.36%	45.45%																				9.09%	9.09%
BBB (high)	25							20.00%	24.00%																				56.00%
BBB	3					33.33%			33.33%	33.33%																			
BBB (low)	4									25.00%	50.00%																		25.00%
BB (high)	0																												
BB	0																												
BB (low)	0																												
B (high)	0																												
B	0																												
B (low)	0																												
CCC (high)	0																												
CCC	0																												
CCC (low)	0																												
CC (high)	0																												
CC	0																												
CC (low)	0																												
C (high)	0																												
C	0																												
C (low)	0																												
Total	141																												

Insurance Companies - 3-Year Transition and Default Rates (December 31, 2022 through December 31, 2025)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)																										Other Outcomes During 12/31/2022 -12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA (high)	AA	AA (low)	A (high)	A	A (low)	BBB (high)	BBB	BBB (low)	BB (high)	BB	BB (low)	B (high)	B	B (low)	CCC (high)	CCC	CCC (low)	CC (high)	CC	CC (low)	C (high)	C	C (low)	Default	Paid Off	Withdrawn (other)
AAA	0																												
AA (high)	0																												
AA	13			38.46%																									61.54%
AA (low)	27			81.48%	3.70%																								14.81%
A (high)	18				11.11%	61.11%																							27.78%
A	27					22.22%	29.63%																					3.70%	44.44%
A (low)	20						50.00%	10.00%																					40.00%
BBB (high)	11							27.27%	18.18%																			9.09%	45.45%
BBB	6					16.67%			50.00%																				33.33%
BBB (low)	2									50.00%	50.00%																		
BB (high)	0																												
BB	0																												
BB (low)	0																												
B (high)	0																												
B	0																												
B (low)	0																												
CCC (high)	0																												
CCC	0																												
CCC (low)	0																												
CC (high)	0																												
CC	0																												
CC (low)	0																												
C (high)	0																												
C	0																												
C (low)	0																												
Total	124																												

Insurance Companies - 10-Year Transition and Default Rates (December 31, 2015 through December 31, 2025)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2025 (Percent)																										Other Outcomes During 12/31/2015-12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA (high)	AA	AA (low)	A (high)	A	A (low)	BBB (high)	BBB	BBB (low)	BB (high)	BB	BB (low)	B (high)	B	B (low)	CCC (high)	CCC	CCC (low)	CC (high)	CC	CC (low)	C (high)	C	C (low)	Default	Paid Off	Withdrawn (other)
AAA	0																												
AA (high)	0																												
AA	3			66.67%																									33.33%
AA (low)	11		81.82%			9.09%																							9.09%
A (high)	3				33.33%	66.67%																							
A	6					66.67%	16.67%																						16.67%
A (low)	3					66.67%	33.33%																						
BBB (high)	0																												
BBB	4						25.00%	25.00%	25.00%																				25.00%
BBB (low)	0																												
BB (high)	0																												
BB	0																												
BB (low)	0																												
B (high)	0																												
B	0																												
B (low)	0																												
CCC (high)	0																												
CCC	0																												
CCC (low)	0																												
CC (high)	0																												
CC	0																												
CC (low)	0																												
C (high)	0																												
C	0																												
C (low)	0																												
Total	30																												

Corporate Issuers - 1-Year Transition and Default Rates (December 31, 2024 through December 31, 2025)

Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)																									Other Outcomes During 12/31/2024-12/31/2025(Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA (high)	AA	AA (low)	A (high)	A	A (low)	BBB (high)	BBB	BBB (low)	BB (high)	BB	BB (low)	B (high)	B	B (low)	CCC (high)	CCC	CCC (low)	CC (high)	CC	CC (low)	C (high)	C	C (low)	Default	Paid Off	Withdrawn (other)
AAA	2	100.00%																											
AA (high)	1		100.00%																										
AA	5			100.00%																									
AA (low)	24				95.83%		4.17%																						
A (high)	19					100.00%																							
A	47						95.74%	4.26%																					
A (low)	70						4.29%	92.86%	1.43%																				1.43%
BBB (high)	63							4.76%	88.89%	1.59%																			4.76%
BBB	128							0.78%	4.69%	88.28%	2.34%																	0.78%	3.12%
BBB (low)	97									7.22%	82.47%	2.06%	2.06%															1.03%	5.15%
BB (high)	21										4.76%	90.48%	4.76%																
BB	10											10.00%	80.00%	10.00%															
BB (low)	14												7.14%	71.43%	7.14%												7.14%		7.14%
B (high)	94														2.13%	62.77%	11.70%	1.06%	1.06%	2.13%									1.06%	18.09%
B	193															5.70%	63.21%	9.33%	2.59%	0.52%								1.55%		17.10%
B (low)	89																8.99%	58.43%	13.48%	2.25%	1.12%							5.62%	1.12%	8.99%
CCC (high)	29																	3.45%	41.38%	13.79%	6.90%							20.69%		13.79%
CCC	9																		11.11%	22.22%	11.11%		22.22%					33.33%		
CCC (low)	1																				100.00%									
CC (high)	0																													
CC	1																						100.00%							
CC (low)	0																													
C (high)	0																													
C	0																													
C (low)	0																													
Total	917																													

Morningstar DBRS

Corporate Issuers - 3-Year Transition and Default Rates (December 31, 2022 through December 31, 2025

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)																									Other Outcomes During 12/31/2022-12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA (high)	AA	AA (low)	A (high)	A	A (low)	BBB (high)	BBB	BBB (low)	BB (high)	BB	BB (low)	B (high)	B	B (low)	CCC (high)	CCC	CCC (low)	CC (high)	CC	CC (low)	C (high)	C	C (low)	Default	Paid Off	Withdrawn (other)
AAA	2	100.00%																											
AA (high)	1		100.00%																										
AA	4			75.00%																									25.00%
AA (low)	17			5.88%	88.24%																								5.88%
A (high)	18					77.78%	5.56%																						16.67%
A	37					2.70%	89.19%	2.70%																					5.41%
A (low)	66						12.12%	74.24%	3.03%	4.55%																		3.03%	3.03%
BBB (high)	53						1.89%	9.43%	62.26%	9.43%	3.77%																	1.89%	11.32%
BBB	100								10.00%	75.00%	4.00%																	1.00%	10.00%
BBB (low)	69								1.45%	17.39%	55.07%	5.80%	2.90%														1.45%	4.35%	11.59%
BB (high)	20								5.00%	5.00%	25.00%	50.00%	5.00%																10.00%
BB	15							6.67%			13.33%	13.33%	26.67%	6.67%													6.67%		26.67%
BB (low)	6												16.67%	50.00%															33.33%
B (high)	71													2.82%	16.90%	16.90%	11.27%	5.63%	2.82%	2.82%							2.82%		38.03%
B	127														7.87%	23.62%	9.45%	4.72%	3.15%	0.79%		2.36%					9.45%		38.58%
B (low)	47															12.77%	19.15%	19.15%	2.13%	2.13%							10.64%		34.04%
CCC (high)	7																14.29%										14.29%		71.43%
CCC	2																										50.00%		50.00%
CCC (low)	4																			25.00%							50.00%		25.00%
CC (high)	1																												100.00%
CC	0																												
CC (low)	0																												
C (high)	0																												
C	0																												
C (low)	0																												
Total	667																												

Corporate Issuers - 10-Year Transition and Default Rates (December 31, 2015 through December 31, 2025)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2025 (Percent)																										Other Outcomes During 12/31/2015-12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA (high)	AA	AA (low)	A (high)	A	A (low)	BBB (high)	BBB	BBB (low)	BB (high)	BB	BB (low)	B (high)	B	B (low)	CCC (high)	CCC	CCC (low)	CC (high)	CC	CC (low)	C (high)	C	C (low)	Default	Paid Off	Withdrawn (other)
AAA	2	100.00%																											
AA (high)	2		50.00%		50.00%																								
AA	7			14.29%	28.57%																								57.14%
AA (low)	8			12.50%	87.50%																								
A (high)	20				5.00%	50.00%	5.00%																					5.00%	35.00%
A	41					9.76%	39.02%	4.88%																				4.88%	41.46%
A (low)	53						5.66%	43.40%	13.21%	3.77%		1.89%																7.55%	24.53%
BBB (high)	32							3.12%	9.38%	18.75%	25.00%	6.25%	3.12%															6.25%	28.12%
BBB	54							5.56%	14.81%	16.67%	16.67%																	9.26%	37.04%
BBB (low)	47								2.13%	21.28%	14.89%	2.13%	2.13%															6.38%	51.06%
BB (high)	9									11.11%		22.22%	11.11%														11.11%		44.44%
BB	7											28.57%	14.29%																57.14%
BB (low)	7									14.29%																	14.29%		71.43%
B (high)	5												20.00%	20.00%															60.00%
B	9																										22.22%		77.78%
B (low)	4																												100.00%
CCC (high)	0																												
CCC	0																												
CCC (low)	0																												
CC (high)	0																												
CC	0																												
CC (low)	0																												
C (high)	0																												
C	0																												
C (low)	0																												
Total	307																												

Morningstar DBRS

RMBS - 1-Year Transition and Default Rates (December 31, 2024 through December 31, 2025)

Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)																									Other Outcomes During 12/31/2024-12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA (high)	AA	AA (low)	A (high)	A	A (low)	BBB (high)	BBB	BBB (low)	BB (high)	BB	BB (low)	B (high)	B	B (low)	CCC (high)	CCC	CCC (low)	CC (high)	CC	CC (low)	C (high)	C	C (low)	Default	Paid Off	Withdrawn (other)
AAA	7,929	95.61%																										4.39%	
AA (high)	694	40.49%	53.75%																									5.76%	
AA	708	18.36%	14.69%	59.75%																								7.20%	
AA (low)	436	1.61%	5.73%	41.06%	48.39%																							3.21%	
A (high)	454	0.88%	6.61%	12.78%	24.45%	44.05%																						11.01%	0.22%
A	475	1.05%	1.26%	13.05%	6.32%	26.53%	46.74%																					5.05%	
A (low)	530	0.19%	0.19%	2.08%	6.98%	11.13%	15.66%	61.13%																				2.64%	
BBB (high)	507			0.59%	0.39%	6.90%	4.14%	19.33%	65.09%																			3.55%	
BBB	543				1.66%	0.74%	6.63%	8.10%	18.05%	61.33%																		3.50%	
BBB (low)	418				0.24%	0.48%	1.20%	6.46%	8.37%	16.51%	60.05%																	6.70%	
BB (high)	319						0.31%	1.88%	3.76%	12.23%	23.82%	54.23%																3.76%	
BB	347							0.29%	3.75%	8.07%	5.19%	13.54%	65.42%	0.29%														3.46%	
BB (low)	259		0.39%						1.93%	1.16%	3.09%	5.02%	11.97%	72.20%														4.25%	
B (high)	155										2.58%	9.68%	7.74%	17.42%	59.35%													3.23%	
B	221										1.36%	1.36%	3.17%	8.60%	10.41%	70.59%												4.52%	
B (low)	133											0.75%			0.75%	6.02%	87.97%											4.51%	
CCC (high)	-																												
CCC	1																		100.00%										
CCC (low)	-																												
CC (high)	-																												
CC	1																		100.00%										
CC (low)	-																												
C (high)	-																												
C	558															0.54%	0.54%									97.67%		0.18%	1.08%	
C (low)	-																												
Total	14,688																												

11

Morningstar DBRS

RMBS - 3-Year Transition and Default Rates (December 31, 2022 through December 31, 2025)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)																									Other Outcomes During 12/31/2022-12/31/2025 (Percent)		
Credit Rating	**Number of Ratings Outstanding**	**AAA**	**AA (high)**	**AA**	**AA (low)**	**A (high)**	**A**	**A (low)**	**BBB (high)**	**BBB**	**BBB (low)**	**BB (high)**	**BB**	**BB (low)**	**B (high)**	**B**	**B (low)**	**CCC (high)**	**CCC**	**CCC (low)**	**CC (high)**	**CC**	**CC (low)**	**C (high)**	**C**	**C (low)**	**Default**	**Paid Off**	**Withdrawn (other)**
AAA	5,734	88.59%																										11.41%	
AA (high)	603	58.54%	9.62%																									31.67%	
AA	640	50.31%	13.28%	12.19%																							0.17%	24.22%	
AA (low)	293	21.50%	30.38%	11.60%	7.85%																							28.67%	
A (high)	429	39.39%	7.69%	24.24%	5.13%	4.43%																						19.11%	
A	630	19.52%	4.13%	26.03%	8.25%	7.62%	11.11%																					23.33%	
A (low)	330	16.67%	3.64%	21.21%	15.76%	9.09%	5.76%	13.03%																				14.85%	
BBB (high)	360	16.94%	6.11%	21.67%	6.67%	6.39%	2.50%	6.39%	8.89%																			24.44%	
BBB	562	9.07%	5.52%	8.01%	3.38%	12.81%	9.96%	11.39%	7.30%	19.75%																		12.81%	
BBB (low)	299	4.01%	3.34%	5.35%	2.68%	14.38%	11.37%	12.37%	3.01%	7.36%	13.71%																	22.41%	
BB (high)	287	0.70%	1.05%	11.50%	0.70%	16.72%	6.27%	10.80%	11.50%	8.01%	8.36%	10.45%	0.35%	0.35%														13.24%	
BB	413		3.15%	4.36%	1.45%	8.47%	7.75%	2.66%	2.66%	12.59%	6.78%	16.46%	20.58%															13.08%	
BB (low)	245			0.82%	2.86%	1.22%	4.90%	6.12%	9.39%	7.76%	5.71%	4.90%	13.47%	22.45%														20.41%	
B (high)	161			0.62%	1.86%	0.62%	3.73%	7.45%	18.63%	8.70%	16.77%	9.94%	8.70%	7.45%	9.94%													5.59%	
B	301				0.66%		2.66%	1.33%	5.98%	10.63%	5.98%	5.98%	6.64%	15.95%	9.97%	22.92%											0.33%	10.96%	
B (low)	77							1.30%	2.60%	3.90%		3.90%	9.09%	7.79%	5.19%	10.39%	45.45%											10.39%	
CCC (high)	-																												
CCC	1																										100.00%		
CCC (low)	-																												
CC (high)	-																												
CC	1																100.00%												
CC (low)	-																												
C (high)	-																												
C	598						0.17%			0.17%	0.33%	0.33%	0.84%	0.33%	0.33%	1.67%	0.67%								91.14%		0.33%	3.68%	
C (low)	-																												
Total	11,964																												

Morningstar DBRS

RMBS - 10-Year Transition and Default Rates (December 31, 2015 through December 31, 2025)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2025 (Percent)																									Other Outcomes During 12/31/2015-12/31/2025 (Percent)		
Credit Rating	**Number of Ratings Outstanding**	**AAA**	**AA (high)**	**AA**	**AA (low)**	**A (high)**	**A**	**A (low)**	**BBB (high)**	**BBB**	**BBB (low)**	**BB (high)**	**BB**	**BB (low)**	**B (high)**	**B**	**B (low)**	**CCC (high)**	**CCC**	**CCC (low)**	**CC (high)**	**CC**	**CC (low)**	**C (high)**	**C**	**C (low)**	**Default**	**Paid Off**	**Withdrawn (other)**
AAA	2,652	31.67%																									0.34%	67.87%	0.11%
AA (high)	244	8.20%		0.41%																							1.23%	90.16%	
AA	507	7.30%	0.20%	1.18%				0.20%																			0.79%	89.35%	0.99%
AA (low)	43	9.30%																									6.98%	83.72%	
A (high)	39	7.69%	5.13%																									87.18%	
A	444	7.88%		0.23%		0.23%	5.18%			0.68%	0.23%		0.23%												0.23%		0.68%	84.01%	0.45%
A (low)	27	14.81%	3.70%													3.70%												74.07%	3.70%
BBB (high)	20	15.00%	5.00%											15.00%														65.00%	
BBB	395	3.80%	2.28%	1.01%					0.51%	0.25%	0.25%	0.25%	0.51%	0.25%													2.78%	86.58%	1.52%
BBB (low)	24	8.33%		4.17%		4.17%																						83.33%	
BB (high)	25	20.00%	4.00%	28.00%							4.00%	4.00%																40.00%	
BB	104	10.58%	4.81%	11.54%				0.96%					2.88%		0.96%	2.88%												64.42%	0.96%
BB (low)	25			4.00%			20.00%									4.00%	4.00%											68.00%	
B (high)	10																										10.00%	90.00%	
B	146	0.68%	1.37%	6.16%		2.05%		2.05%	1.37%	2.05%	2.05%	0.68%	2.74%	0.68%		7.53%	1.37%								4.79%		0.68%	63.01%	0.68%
B (low)	3																											100.00%	
CCC (high)	-																												
CCC	8																											100.00%	
CCC (low)	-																												
CC (high)	-																												
CC	-																												
CC (low)	-																												
C (high)	-																												
C	1,028	2.43%	0.68%	1.17%	0.10%	0.68%	1.36%	0.19%	1.07%	0.68%	0.68%	1.17%	1.26%	0.68%	0.49%	2.43%	0.29%								52.24%		10.80%	21.40%	0.19%
C (low)	-																												
Total	5,744																												

Morningstar DBRS

CMBS - 1-Year Transition and Default Rates (December 31, 2024 through December 31, 2025)

Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)																									Other Outcomes During 12/31/2024-12/31/2025 (Percent)		
Credit Rating	**Number of Ratings Outstanding**	**AAA**	**AA (high)**	**AA**	**AA (low)**	**A (high)**	**A**	**A (low)**	**BBB (high)**	**BBB**	**BBB (low)**	**BB (high)**	**BB**	**BB (low)**	**B (high)**	**B**	**B (low)**	**CCC (high)**	**CCC**	**CCC (low)**	**CC (high)**	**CC**	**CC (low)**	**C (high)**	**C**	**C (low)**	**Default**	**Paid Off**	**Withdrawn (other)**
AAA	2,067	79.25%	0.24%	0.29%	0.05%	0.34%	0.10%			0.10%	0.10%								0.29%									19.25%	
AA (high)	191	20.42%	57.59%	0.52%	0.52%	1.57%		0.52%			1.57%								1.05%									14.66%	1.57%
AA	285	8.77%	8.77%	57.54%	0.70%	2.11%	1.75%	0.35%	0.70%	0.35%		0.35%							1.05%									17.19%	0.35%
AA (low)	319	3.13%	5.02%	10.03%	50.16%	0.63%	2.51%	2.82%		0.63%	0.31%								0.63%									24.14%	
A (high)	217	0.92%	8.29%	3.69%	6.45%	53.92%	0.46%	4.15%	2.76%	0.46%	1.38%	0.46%		0.46%					0.46%						0.46%			15.67%	
A	229		2.62%	7.42%	3.93%	1.31%	57.64%	1.75%	3.93%	2.62%	0.87%	0.87%	0.87%			0.44%			0.87%						0.87%		0.44%	13.54%	
A (low)	355	0.28%	1.13%	6.20%	1.41%	6.48%	3.94%	54.37%	0.28%	2.54%	1.41%	0.85%	0.28%	0.28%		0.28%	0.85%		1.13%						0.56%			17.46%	0.28%
BBB (high)	172		2.33%	1.74%	2.33%	1.16%	4.65%	4.65%	54.65%	2.91%	5.23%	1.16%	1.74%		0.58%		1.74%		2.91%						1.74%			9.30%	1.16%
BBB	292	0.34%	0.34%	2.05%	0.34%	2.05%	5.14%	2.40%	5.14%	44.86%	4.79%	3.08%	3.08%	0.68%		0.68%			4.11%						2.74%			18.15%	
BBB (low)	426			0.47%	0.94%	1.41%	1.64%	1.17%	2.11%	3.99%	53.29%	3.52%	1.41%	2.58%	0.94%	1.17%	0.70%		3.76%						2.58%			18.08%	0.23%
BB (high)	195							1.03%	1.03%	3.08%	1.54%	71.28%	1.54%	1.54%	2.05%	1.54%	0.51%		4.62%						2.05%			8.21%	
BB	168							1.19%		1.19%		4.17%	53.57%	4.76%	3.57%	4.76%	1.19%		7.14%						4.17%			14.29%	
BB (low)	317			0.32%		0.63%	0.32%	1.26%	0.63%	0.95%	2.21%	1.58%	7.57%	51.42%	0.95%	1.89%	2.21%		5.36%						4.73%			17.98%	
B (high)	125								0.80%	0.80%			1.60%	0.80%	46.40%	1.60%	4.00%		18.40%						14.40%			10.40%	0.80%
B	147			0.68%								1.36%	0.68%		4.08%	53.06%	2.04%		18.37%						10.20%		0.68%	8.84%	
B (low)	274									0.36%		0.36%	1.46%	0.73%	2.92%	3.28%	52.92%		12.04%						8.03%		0.36%	17.52%	
CCC (high)	-																												
CCC	242					0.41%	0.83%			0.41%		0.41%		0.41%					41.74%			0.41%			51.24%			4.13%	
CCC (low)	1																								100.00%				
CC (high)	-																												
CC	1																					100.00%							
CC (low)	-																												
C (high)	-																												
C	234																0.43%		0.43%						85.90%		11.54%	1.71%	
C (low)	-																												
Total	6,257																												

Morningstar DBRS

CMBS - 3-Year Transition and Default Rates (December 31, 2022 through December 31, 2025)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)																								Other Outcomes During 12/31/2022-12/31/2025 (Percent)		
Credit Rating	**Number of Ratings Outstanding**	**AAA**	**AA (high)**	**AA**	**AA (low)**	**A (high)**	**A**	**A (low)**	**BBB (high)**	**BBB**	**BBB (low)**	**BB (high)**	**BB**	**BB (low)**	**B (high)**	**B**	**B (low)**	**CCC (high)**	**CCC**	**CCC (low)**	**CC (high)**	**CC**	**CC (low)**	**C (high)**	**C**	**C (low)**	**Default**	**Paid Off**	**Withdrawn (other)**
AAA	2,513	56.59%	0.40%	0.72%	0.24%	0.40%	0.28%	0.36%	0.20%	0.32%	0.24%								0.44%						0.20%		0.04%	39.24%	0.36%
AA (high)	210	19.52%	38.57%	1.43%	1.90%	3.33%	0.95%	0.48%		0.48%	0.95%		0.95%	0.48%					1.43%						1.43%			27.62%	0.48%
AA	344	13.37%	4.65%	34.88%	1.74%	2.91%	3.49%	0.58%	0.58%	0.58%	0.29%	0.58%	0.58%	1.74%					1.16%						1.16%			30.52%	1.16%
AA (low)	373	8.58%	3.22%	6.97%	28.15%	2.68%	4.29%	3.49%	1.07%	1.34%	0.54%	0.54%	1.07%	0.54%		0.80%			1.07%						1.34%			34.32%	
A (high)	233	3.00%	2.58%	1.29%	3.43%	33.05%	1.72%	6.01%	3.86%	1.29%	1.29%	1.29%	0.86%			1.72%	0.43%		2.58%						2.58%		1.29%	30.47%	1.29%
A	257	0.39%	3.50%	3.50%	3.11%	2.72%	32.68%	3.11%	3.89%	2.72%	3.11%	1.56%	0.78%	0.39%		1.17%	1.17%		3.50%						2.33%			28.79%	1.56%
A (low)	414	0.72%	2.90%	5.07%	0.72%	5.56%	3.14%	32.13%	2.42%	4.59%	3.38%	2.17%	2.17%	0.24%		0.97%	2.17%		2.42%						3.38%			25.36%	0.48%
BBB (high)	201	0.50%	4.98%	4.48%	3.48%	0.50%	1.99%	3.98%	25.37%	3.98%	6.97%	4.48%	1.00%	1.99%	1.00%	1.49%	1.00%		4.98%						1.99%			24.88%	1.00%
BBB	336	0.60%	3.27%	2.68%	0.60%	2.08%	2.38%	1.19%	5.65%	24.40%	5.36%	4.76%	2.08%	3.27%	1.49%	2.08%	0.89%		8.33%						4.76%			22.62%	1.49%
BBB (low)	504	0.20%		1.59%	0.60%	0.79%	3.37%	1.19%	1.79%	3.57%	29.37%	4.76%	2.58%	2.98%	2.58%	1.98%	1.39%		6.94%						6.94%		0.79%	26.39%	0.20%
BB (high)	161					1.24%		1.24%	1.24%	4.35%	1.86%	41.61%	1.86%	1.86%	1.86%	1.86%	1.24%		10.56%						9.32%			18.63%	1.24%
BB	184				0.54%		0.54%			1.09%		6.52%	28.80%	1.63%	3.80%	3.80%	4.35%		12.50%						15.22%		0.54%	19.57%	1.09%
BB (low)	351			0.28%		0.57%	0.28%	1.71%	0.57%	0.57%	1.71%	2.28%	4.84%	31.91%	1.14%	5.13%	3.70%		5.98%						10.26%		1.42%	27.35%	0.28%
B (high)	142								0.70%				1.41%	1.41%	23.24%	2.11%	7.04%		15.49%			1.41%			26.76%			18.31%	2.11%
B	148									0.68%	0.68%	1.35%	0.68%	1.35%	4.73%	21.62%	3.38%		13.51%						32.43%			14.86%	4.73%
B (low)	290			0.34%						0.34%			1.38%	0.69%	2.07%	3.45%	32.07%		13.45%						18.97%		1.38%	25.86%	
CCC (high)	-																												
CCC	80																		12.50%						71.25%		8.75%	7.50%	
CCC (low)	-																												
CC (high)	-																												
CC	-																												
CC (low)	-																												
C (high)	-																												
C	100																								59.00%		37.00%	3.00%	1.00%
C (low)	-																												
Total	6,841																												

Morningstar DBRS

CMBS - 10-Year Transition and Default Rates (December 31, 2015 through December 31, 2025)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2025 (Percent)																									Other Outcomes During 12/31/2015-12/31/2025 (Percent)		
Credit Rating	**Number of Ratings Outstanding**	**AAA**	**AA (high)**	**AA**	**AA (low)**	**A (high)**	**A**	**A (low)**	**BBB (high)**	**BBB**	**BBB (low)**	**BB (high)**	**BB**	**BB (low)**	**B (high)**	**B**	**B (low)**	**CCC (high)**	**CCC**	**CCC (low)**	**CC (high)**	**CC**	**CC (low)**	**C (high)**	**C**	**C (low)**	**Default**	**Paid Off**	**Withdrawn (other)**
AAA	1,283	2.34%	0.23%	0.16%	0.16%	0.31%	0.39%		0.55%	0.23%	0.31%	0.39%	0.16%		0.16%	0.16%			1.87%						2.88%		0.08%	79.89%	9.74%
AA (high)	17		5.88%			5.88%				5.88%																		82.35%	
AA	97	3.09%		5.15%		1.03%						1.03%	1.03%	1.03%					2.06%						1.03%			84.54%	
AA (low)	84	2.38%		1.19%	1.19%		2.38%	3.57%					1.19%			1.19%			1.19%						1.19%			83.33%	1.19%
A (high)	48										4.17%		4.17%						2.08%						2.08%			87.50%	
A	113	0.88%		1.77%		0.88%	7.08%			0.88%	0.88%	1.77%				1.77%			5.31%						2.65%		0.88%	75.22%	
A (low)	127			0.79%		1.57%	3.15%	3.15%	0.79%	3.15%	1.57%	3.94%				1.57%			2.36%						4.72%		0.79%	72.44%	
BBB (high)	33									3.03%															3.03%			93.94%	
BBB	86									2.33%							1.16%								2.33%			94.19%	
BBB (low)	184						0.54%	0.54%		2.17%	2.72%	1.63%	1.09%	1.09%	0.54%	0.54%			6.52%						11.41%		2.17%	67.39%	1.63%
BB (high)	30													3.33%											10.00%		3.33%	83.33%	
BB	94						1.06%			1.06%		1.06%	3.19%				1.06%		4.26%						14.89%		9.57%	63.83%	
BB (low)	67													1.49%			2.99%		10.45%						23.88%		5.97%	53.73%	1.49%
B (high)	28													3.57%			3.57%		3.57%						25.00%		10.71%	53.57%	
B	75													1.33%		2.67%			2.67%						28.00%		10.67%	54.67%	
B (low)	57																1.75%		5.26%						29.82%		14.04%	49.12%	
CCC (high)	1																											100.00%	
CCC	27																								7.41%		40.74%	51.85%	
CCC (low)	-																												
CC (high)	-																												
CC	-																												
CC (low)	-																												
C (high)	-																												
C	17																								5.88%		76.47%	17.65%	
C (low)	-																												
Total	2,468																												

Morningstar DBRS

CLO - 1-Year Transition and Default Rates (December 31, 2024 through December 31, 2025)

Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)																									Other Outcomes During 12/31/2024-12/31/2025 (Percent)		
Credit Rating	**Number of Ratings Outstanding**	**AAA**	**AA (high)**	**AA**	**AA (low)**	**A (high)**	**A**	**A (low)**	**BBB (high)**	**BBB**	**BBB (low)**	**BB (high)**	**BB**	**BB (low)**	**B (high)**	**B**	**B (low)**	**CCC (high)**	**CCC**	**CCC (low)**	**CC (high)**	**CC**	**CC (low)**	**C (high)**	**C**	**C (low)**	**Default**	**Paid Off**	**Withdrawn (other)**
AAA	79	62.03%																										34.18%	3.80%
AA (high)	20		70.00%																									30.00%	
AA	90		3.33%	73.33%																								23.33%	
AA (low)	13			15.38%	38.46%		7.69%																					38.46%	
A (high)	19			5.26%		78.95%																						15.79%	
A	58				1.72%	3.45%	84.48%																					10.34%	
A (low)	5							60.00%																				40.00%	
BBB (high)	10						20.00%		30.00%																			50.00%	
BBB	50									98.00%																		2.00%	
BBB (low)	10										50.00%																	40.00%	10.00%
BB (high)	4											100.00%																	
BB	40												95.00%	5.00%															
BB (low)	11												54.55%	9.09%													9.09%	9.09%	18.18%
B (high)	7													100.00%															
B	19															94.74%	5.26%												
B (low)	1																100.00%												
CCC (high)	1													100.00%															
CCC	1																											100.00%	
CCC (low)	-																												
CC (high)	-																												
CC	-																												
CC (low)	-																												
C (high)	-																												
C	1																											100.00%	
C (low)	-																												
Total	439																												

17

Morningstar DBRS

CLO - 3-Year Transition and Default Rates (December 31, 2022 through December 31, 2025)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)																										Other Outcomes During 12/31/2022-12/31/2025 (Percent)		
Credit Rating	**Number of Ratings Outstanding**	**AAA**	**AA (high)**	**AA**	**AA (low)**	**A (high)**	**A**	**A (low)**	**BBB (high)**	**BBB**	**BBB (low)**	**BB (high)**	**BB**	**BB (low)**	**B (high)**	**B**	**B (low)**	**CCC (high)**	**CCC**	**CCC (low)**	**CC (high)**	**CC**	**CC (low)**	**C (high)**	**C**	**C (low)**	**Default**	**Paid Off**	**Withdrawn (other)**
AAA	44	45.45%																										52.27%	2.27%
AA (high)	23	4.35%	17.39%																									78.26%	
AA	62	3.23%	1.61%	45.16%																								50.00%	
AA (low)	11			18.18%	9.09%																							72.73%	
A (high)	19					26.32%																						73.68%	
A	40	2.50%	2.50%	7.50%		5.00%	55.00%																					20.00%	7.50%
A (low)	6	16.67%																										83.33%	
BBB (high)	10				10.00%				20.00%																			70.00%	
BBB	30		3.33%				3.33%	3.33%		73.33%																		16.67%	
BBB (low)	9						11.11%																					77.78%	11.11%
BB (high)	6						16.67%					33.33%																50.00%	
BB	25			4.00%									76.00%															20.00%	
BB (low)	6									16.67%				16.67%														33.33%	33.33%
B (high)	4													25.00%														75.00%	
B	5										20.00%			20.00%		20.00%											20.00%	20.00%	
B (low)	2																											100.00%	
CCC (high)	1																											100.00%	
CCC	3		33.33%																									66.67%	
CCC (low)	1													100.00%															
CC (high)	-																												
CC	-																												
CC (low)	-																												
C (high)	-																												
C	1																											100.00%	
C (low)	-																												
Total	308																												

Morningstar DBRS

CLO - 10-Year Transition and Default Rates (December 31, 2015 through December 31, 2025)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2025 (Percent)																										Other Outcomes During 12/31/2015-12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA (high)	AA	AA (low)	A (high)	A	A (low)	BBB (high)	BBB	BBB (low)	BB (high)	BB	BB (low)	B (high)	B	B (low)	CCC (high)	CCC	CCC (low)	CC (high)	CC	CC (low)	C (high)	C	C (low)	Default	Paid Off	Withdrawn (other)
AAA	27																											100.00%	
AA (high)	4																											100.00%	
AA	23			4.35%																								91.30%	4.35%
AA (low)	2																											100.00%	
A (high)	11																											100.00%	
A	15					6.67%																						93.33%	
A (low)	14																											92.86%	7.14%
BBB (high)	2																											100.00%	
BBB	4																											100.00%	
BBB (low)	5																											80.00%	20.00%
BB (high)	3																											100.00%	
BB	5																											80.00%	20.00%
BB (low)	-																												
B (high)	-																												
B	1																											100.00%	
B (low)	1																											100.00%	
CCC (high)	2																											100.00%	
CCC	2																											100.00%	
CCC (low)	4																											100.00%	
CC (high)	-																												
CC	-																												
CC (low)	-																												
C (high)	-																												
C	4																											100.00%	
C (low)	-																												
Total	129																												

CDO - 1-Year Transition and Default Rates (December 31, 2024 through December 31, 2025)

Credit Rating	Number of Ratings Outstanding	AAA	AA (high)	AA	AA (low)	A (high)	A	A (low)	BBB (high)	BBB	BBB (low)	BB (high)	BB	BB (low)	B (high)	B	B (low)	CCC (high)	CCC	CCC (low)	CC (high)	CC	CC (low)	C (high)	C	C (low)	Default	Paid Off	Withdrawn (other)
Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)																										Other Outcomes During 12/31/2024- 12/31/2025 (Percent)	
AAA	1	100.00%																											
AA (high)	-																												
AA	2			100.00%																									
AA (low)	-																												
A (high)	-																												
A	1						100.00%																						
A (low)	-																												
BBB (high)	-																												
BBB	1									100.00%																			
BBB (low)	1																											100.00%	
BB (high)	1											100.00%																	
BB	-																												
BB (low)	1													100.00%															
B (high)	-																												
B	-																												
B (low)	-																												
CCC (high)	-																												
CCC	-																												
CCC (low)	-																												
CC (high)	-																												
CC	-																												
CC (low)	-																												
C (high)	-																												
C	-																												
C (low)	-																												
Total	8																												

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)																									Other Outcomes During 12/31/2022-12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA (high)	AA	AA (low)	A (high)	A	A (low)	BBB (high)	BBB	BBB (low)	BB (high)	BB	BB (low)	B (high)	B	B (low)	CCC (high)	CCC	CCC (low)	CC (high)	CC	CC (low)	C (high)	C	C (low)	Default	Paid Off	Withdrawn (other)
AAA	-																												
AA (high)	-																												
AA	1																												100.00%
AA (low)	-																												
A (high)	-																												
A	-																												
A (low)	-																												
BBB (high)	-																												
BBB	-																												
BBB (low)	1																											100.00%	
BB (high)	-																												
BB	-																												
BB (low)	-																												
B (high)	-																												
B	-																												
B (low)	-																												
CCC (high)	-																												
CCC	-																												
CCC (low)	-																												
CC (high)	-																												
CC	-																												
CC (low)	-																												
C (high)	-																												
C	-																												
C (low)	-																												
Total	2																												

Morningstar DBRS

CDO - 10-Year Transition and Default Rates (December 31, 2015 through December 31, 2025)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2025 (Percent)																									Other Outcomes During 12/31/2015-12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA (high)	AA	AA (low)	A (high)	A	A (low)	BBB (high)	BBB	BBB (low)	BB (high)	BB	BB (low)	B (high)	B	B (low)	CCC (high)	CCC	CCC (low)	CC (high)	CC	CC (low)	C (high)	C	C (low)	Default	Paid Off	Withdrawn (other)
AAA	12																											100.00%	
AA (high)	-																												
AA	6																											83.33%	16.67%
AA (low)	-																												
A (high)	-																												
A	1																											100.00%	
A (low)	62																										6.45%	93.55%	
BBB (high)	-																												
BBB	-																												
BBB (low)	1																											100.00%	
BB (high)	-																												
BB	-																												
BB (low)	-																												
B (high)	-																												
B	-																												
B (low)	-																												
CCC (high)	-																												
CCC	-																												
CCC (low)	-																												
CC (high)	-																												
CC	1																										100.00%		
CC (low)	-																												
C (high)	-																												
C	2																										100.00%		
C (low)	-																												
Total	85																												

ABCPR - 1-Year Transition and Default Rates (December 31, 2024 through December 31, 2025)

Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)									Other Outcomes During 12/31/2024-12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	R-1 (high)	R-1 (middle)	R-1 (low)	R-2 (high)	R-2 (middle)	R-2 (low)	R-3	R-4	R-5	Default	Paid Off	Withdrawn (other)
R-1 (high)	22	100.00%											
R-1 (middle)	3		100.00%										
R-1 (low)	-												
R-2 (high)	-												
R-2 (middle)	-												
R-2 (low)	-												
R-3	-												
R-4	-												
R-5	-												
Total	25												

ABCPR - 3-Year Transition and Default Rates (December 31, 2022 through December 31, 2025)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)									Other Outcomes During 12/31/2022-12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	R-1 (high)	R-1 (middle)	R-1 (low)	R-2 (high)	R-2 (middle)	R-2 (low)	R-3	R-4	R-5	Default	Paid Off	Withdrawn (other)
R-1 (high)	21	100.00%											
R-1 (middle)	4		75.00%										25.00%
R-1 (low)	-												
R-2 (high)	-												
R-2 (middle)	-												
R-2 (low)	-												
R-3	-												
R-4	-												
R-5	-												
Total	25												

Morningstar DBRS   ABCPR - 10-Year Transition and Default Rates (December 31, 2015 through December 31, 2025)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2025 (Percent)									Other Outcomes During 12/31/2015-12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	R-1 (high)	R-1 (middle)	R-1 (low)	R-2 (high)	R-2 (middle)	R-2 (low)	R-3	R-4	R-5	Default	Paid Off	Withdrawn (other)
R-1 (high)	15	100.00%											
R-1 (middle)	5		40.00%									20.00%	40.00%
R-1 (low)	-												
R-2 (high)	-												
R-2 (middle)	-												
R-2 (low)	-												
R-3	-												
R-4	-												
R-5	-												
Total	20												

Morningstar DBRS

ABS - 1-Year Transition and Default Rates (December 31, 2024 through December 31, 2025)

Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)																									Other Outcomes During 12/31/2024-12/31/2025 (Percent)		
Credit Rating	**Number of Ratings Outstanding**	**AAA**	**AA (high)**	**AA**	**AA (low)**	**A (high)**	**A**	**A (low)**	**BBB (high)**	**BBB**	**BBB (low)**	**BB (high)**	**BB**	**BB (low)**	**B (high)**	**B**	**B (low)**	**CCC (high)**	**CCC**	**CCC (low)**	**CC (high)**	**CC**	**CC (low)**	**C (high)**	**C**	**C (low)**	**Default**	**Paid Off**	**Withdrawn (other)**
AAA	882	70.75%																										29.14%	0.11%
AA (high)	149	30.20%	51.68%	2.01%	0.67%																							15.44%	
AA	257	14.40%	15.18%	55.25%																								15.18%	
AA (low)	79	3.80%	10.13%	12.66%	50.63%	3.80%																						17.72%	1.27%
A (high)	116	19.83%	6.03%	11.21%	7.76%	40.52%																						14.66%	
A	230	3.48%	0.87%	8.70%	1.30%	5.65%	66.96%		0.43%																			12.61%	
A (low)	72	1.39%	1.39%	2.78%		2.78%	9.72%	69.44%																				12.50%	
BBB (high)	82		7.32%	3.66%	2.44%	9.76%	2.44%	3.66%	58.54%																			12.20%	
BBB	199	2.01%	1.51%	0.50%	2.01%	3.02%	4.02%		6.03%	66.33%	0.50%																	14.07%	
BBB (low)	66					6.06%	1.52%	6.06%	6.06%	3.03%	50.00%	1.52%																25.76%	
BB (high)	48	2.08%								2.08%		79.17%																16.67%	
BB	133	0.75%		0.75%		0.75%			1.50%	4.51%		6.77%	71.43%	1.50%			0.75%		2.26%									8.27%	0.75%
BB (low)	28										3.57%	7.14%	7.14%	64.29%	3.57%	3.57%	3.57%											7.14%	
B (high)	21	9.52%										4.76%	33.33%		33.33%													19.05%	
B	24								4.17%						8.33%	75.00%	4.17%											8.33%	
B (low)	11														18.18%		54.55%	9.09%										18.18%	
CCC (high)	-																												
CCC	10																		80.00%			10.00%					10.00%		
CCC (low)	-																												
CC (high)	-																												
CC	-																												
CC (low)	-																												
C (high)	-																												
C	2																								50.00%			50.00%	
C (low)	-																												
Total	2,409																												

Morningstar DBRS

ABS - 3-Year Transition and Default Rates (December 31, 2022 through December 31, 2025)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)																									Other Outcomes During 12/31/2022-12/31/2025 (Percent)		
Credit Rating	**Number of Ratings Outstanding**	**AAA**	**AA (high)**	**AA**	**AA (low)**	**A (high)**	**A**	**A (low)**	**BBB (high)**	**BBB**	**BBB (low)**	**BB (high)**	**BB**	**BB (low)**	**B (high)**	**B**	**B (low)**	**CCC (high)**	**CCC**	**CCC (low)**	**CC (high)**	**CC**	**CC (low)**	**C (high)**	**C**	**C (low)**	**Default**	**Paid Off**	**Withdrawn (other)**
AAA	777	40.80%																										58.94%	0.26%
AA (high)	124	13.71%	23.39%	2.42%																								60.48%	
AA	239	12.97%	11.30%	22.18%																								52.72%	0.84%
AA (low)	64	7.81%	14.06%	7.81%	23.44%																							45.31%	1.56%
A (high)	89	11.24%	1.12%	2.25%	4.49%	12.36%																						68.54%	
A	220	5.91%	2.27%	6.82%	2.73%	3.18%	27.73%								0.45%													50.91%	
A (low)	63	4.76%	1.59%	6.35%			6.35%	19.05%																				60.32%	1.59%
BBB (high)	76	11.84%	9.21%	5.26%		5.26%		3.95%	14.47%			1.32%																48.68%	
BBB	160	7.50%	2.50%	1.88%	1.25%	2.50%	3.13%	0.63%	4.38%	26.88%									1.25%									47.50%	0.63%
BBB (low)	63	6.35%	1.59%	3.17%				3.17%	11.11%	4.76%	9.52%			1.59%														58.73%	
BB (high)	32		9.38%			3.13%					6.25%	28.13%																53.13%	
BB	112	8.93%		0.89%		3.57%			1.79%	3.57%	0.89%	3.57%	23.21%						2.68%			0.89%			0.89%			48.21%	0.89%
BB (low)	27	3.70%			3.70%					3.70%	3.70%	11.11%	11.11%	3.70%		3.70%												55.56%	
B (high)	17												17.65%	5.88%	11.76%													64.71%	
B	28								3.57%				10.71%		7.14%	14.29%												64.29%	
B (low)	4														25.00%	25.00%	25.00%											25.00%	
CCC (high)	-																												
CCC	2																										50.00%	50.00%	
CCC (low)	-																												
CC (high)	-																												
CC	1																											100.00%	
CC (low)	-																												
C (high)	-																												
C	3																											100.00%	
C (low)	-																												
Total	2,101																												

p

ABS - 10-Year Transition and Default Rates (December 31, 2015 through December 31, 2025)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2025 (Percent)																									Other Outcomes During 12/31/2015-12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA (high)	AA	AA (low)	A (high)	A	A (low)	BBB (high)	BBB	BBB (low)	BB (high)	BB	BB (low)	B (high)	B	B (low)	CCC (high)	CCC	CCC (low)	CC (high)	CC	CC (low)	C (high)	C	C (low)	Default	Paid Off	Withdrawn (other)
AAA	477	4.40%		0.21%																								89.94%	5.45%
AA (high)	27		7.41%																									92.59%	
AA	118			4.24%																								90.68%	5.08%
AA (low)	16		6.25%																									93.75%	
A (high)	98			1.02%		1.02%																						92.86%	5.10%
A	198	0.51%					1.52%																					94.95%	3.03%
A (low)	25																											92.00%	8.00%
BBB (high)	32								3.13%																			90.63%	6.25%
BBB	142	0.70%								1.41%																		97.18%	0.70%
BBB (low)	18																											94.44%	5.56%
BB (high)	14											7.14%																78.57%	14.29%
BB	50												2.00%															98.00%	
BB (low)	6																											100.00%	
B (high)	4																											100.00%	
B	10																											90.00%	10.00%
B (low)	1																											100.00%	
CCC (high)	-																												
CCC	1																											100.00%	
CCC (low)	-																												
CC (high)	-																												
CC	-																												
CC (low)	-																												
C (high)	-																												
C	2																											100.00%	
C (low)	-																												
Total	1,239																												

Morningstar DBRS

Other SF Products - 1-Year Transition and Default Rates (December 31, 2024 through December 31, 2025)

Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)																									Other Outcomes During 12/31/2024-12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA (high)	AA	AA (low)	A (high)	A	A (low)	BBB (high)	BBB	BBB (low)	BB (high)	BB	BB (low)	B (high)	B	B (low)	CCC (high)	CCC	CCC (low)	CC (high)	CC	CC (low)	C (high)	C	C (low)	Default	Paid Off	Withdrawn (other)
AAA	114	96.49%																										2.63%	0.88%
AA (high)	7	14.29%	57.14%																										28.57%
AA	139	0.72%	2.16%	89.93%																								7.19%	
AA (low)	22		9.09%	13.64%	40.91%																							31.82%	4.55%
A (high)	80				5.00%	86.25%																						8.75%	
A	137				0.73%	3.65%	85.40%																					8.76%	1.46%
A (low)	77						2.60%	66.23%																				7.79%	23.38%
BBB (high)	86					1.16%	3.49%	3.49%	83.72%																			8.14%	
BBB	126							0.79%	3.97%	82.54%						1.59%												9.52%	1.59%
BBB (low)	26										88.46%																	11.54%	
BB (high)	10								10.00%			80.00%		10.00%															
BB	13												61.54%	7.69%	7.69%													15.38%	7.69%
BB (low)	21												4.76%	85.71%	9.52%														
B (high)	3													33.33%	33.33%		33.33%												
B	5															40.00%		20.00%										20.00%	20.00%
B (low)	7																71.43%	14.29%	14.29%										
CCC (high)	1																		100.00%										
CCC	5																		20.00%			80.00%							
CCC (low)	1																					100.00%							
CC (high)	-																												
CC	8																					87.50%			12.50%				
CC (low)	-																												
C (high)	-																												
C	4																								100.00%				
C (low)	-																												
Total	892																												

Other Structured Finance contains: Insurance Premium Finance, Structured Settlements, Healthcare Receivables, Film Rights, Property Assessed Clean Energy (PACE) Assessments, Aircraft Leases, Covered Bonds(*), Nonperforming and Reperforming Loans, and other structured finance products not included elsewhere.
(*) For Covered Bonds, one rating per program is counted

29

Morningstar DBRS

Other SF Products - 3-Year Transition and Default Rates (December 31, 2022 through December 31, 2025)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)																									Other Outcomes During 12/31/2022-12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA (high)	AA	AA (low)	A (high)	A	A (low)	BBB (high)	BBB	BBB (low)	BB (high)	BB	BB (low)	B (high)	B	B (low)	CCC (high)	CCC	CCC (low)	CC (high)	CC	CC (low)	C (high)	C	C (low)	Default	Paid Off	Withdrawn (other)
AAA	95	94.74%	1.05%																									3.16%	1.05%
AA (high)	5	20.00%		20.00%																								40.00%	20.00%
AA	83	1.20%	4.82%	48.19%	1.20%																							25.30%	19.28%
AA (low)	13		15.38%	7.69%	15.38%																							61.54%	
A (high)	73			24.66%	5.48%	57.53%	1.37%																					10.96%	
A	123				2.44%	5.69%	49.59%																					37.40%	4.88%
A (low)	64					3.13%	1.56%	53.13%																				15.63%	26.56%
BBB (high)	49					2.04%	6.12%		67.35%																			24.49%	
BBB	102						2.94%	0.98%	8.82%	50.98%	1.96%	0.98%				1.96%		0.98%										29.41%	0.98%
BBB (low)	23							8.70%			43.48%			4.35%														39.13%	4.35%
BB (high)	9								11.11%		11.11%	22.22%		11.11%		11.11%												33.33%	
BB	14												14.29%	7.14%	7.14%			7.14%				7.14%						57.14%	
BB (low)	16												6.25%	56.25%	12.50%		6.25%											18.75%	
B (high)	3													33.33%			33.33%		33.33%										
B	2																											100.00%	
B (low)	2																50.00%					50.00%							
CCC (high)	3																		33.33%			33.33%							33.33%
CCC	9																		11.11%			77.78%						11.11%	
CCC (low)	2																					100.00%							
CC (high)	-																												
CC	3																								100.00%				
CC (low)	-																												
C (high)	-																												
C	2																								100.00%				
C (low)	-																												
Total	695																												

Other Structured Finance contains: Insurance Premium Finance, Structured Settlements, Healthcare Receivables, Film Rights, Property Assessed Clean Energy (PACE) Assessments, Aircraft Leases, Covered Bonds(*), Nonperforming and Reperforming Loans, and other structured finance products not included elsewhere.

(*) For Covered Bonds, one rating per program is counted

Morningstar DBRS

Other SF Products - 10-Year Transition and Default Rates (December 31, 2015 through December 31, 2025)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2025 (Percent)																										Other Outcomes During 12/31/2015-12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA (high)	AA	AA (low)	A (high)	A	A (low)	BBB (high)	BBB	BBB (low)	BB (high)	BB	BB (low)	B (high)	B	B (low)	CCC (high)	CCC	CCC (low)	CC (high)	CC	CC (low)	C (high)	C	C (low)	Default	Paid Off	Withdrawn (other)
AAA	41	53.66%																										46.34%	
AA (high)	3																											100.00%	
AA	38	2.63%		7.89%																								65.79%	23.68%
AA (low)	10	20.00%			10.00%																							40.00%	30.00%
A (high)	13	7.69%	15.38%		7.69%																							46.15%	23.08%
A	37		5.41%				16.22%																					54.05%	24.32%
A (low)	49				10.20%			6.12%																				67.35%	16.33%
BBB (high)	16		6.25%						25.00%																			68.75%	
BBB	24									29.17%																	8.33%	54.17%	8.33%
BBB (low)	4										75.00%																		25.00%
BB (high)	2																											100.00%	
BB	5												20.00%															40.00%	40.00%
BB (low)	1																											100.00%	
B (high)	-																												
B	-																												
B (low)	-																												
CCC (high)	-																												
CCC	-																												
CCC (low)	-																												
CC (high)	-																												
CC	-																												
CC (low)	-																												
C (high)	-																												
C	3																										100.00%		
C (low)	-																												
Total	246																												

Other Structured Finance contains: Insurance Premium Finance, Structured Settlements, Healthcare Receivables, Film Rights, Property Assessed Clean Energy (PACE) Assessments, Aircraft Leases, Covered Bonds(*), Nonperforming and Reperforming Loans, and other structured finance products not included elsewhere.

(*) For Covered Bonds, one rating per program is counted

Sovereign Issuers - 1-Year Transition and Default Rates (December 31, 2024 through December 31, 2025)

Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)																									Other Outcomes During 12/31/2024-12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA (high)	AA	AA (low)	A (high)	A	A (low)	BBB (high)	BBB	BBB (low)	BB (high)	BB	BB (low)	B (high)	B	B (low)	CCC (high)	CCC	CCC (low)	CC (high)	CC	CC (low)	C (high)	C	C (low)	Default	Paid Off	Withdrawn (other)
AAA	18	100.00%																											
AA (high)	2		50.00%	50.00%																									
AA	4			100.00%																									
AA (low)	3			33.33%	66.67%																								
A (high)	6				16.67%	83.33%																							
A	6					33.33%	50.00%	16.67%																					
A (low)	1							100.00%																					
BBB (high)	2						50.00%	50.00%																					
BBB	2									100.00%																			
BBB (low)	4									50.00%	25.00%	25.00%																	
BB (high)	0																												
BB	1												100.00%																
BB (low)	0																												
B (high)	1													100.00%															
B	0																												
B (low)	1																100.00%												
CCC (high)	0																												
CCC	0																												
CCC (low)	0																												
CC (high)	0																												
CC	0																												
CC (low)	0																												
C (high)	0																												
C	0																												
C (low)	0																												
Total	51																												

Sovereign Issuers - 3-Year Transition and Default Rates (December 31, 2022 through December 31, 2025)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)																										Other Outcomes During 12/31/2022-12/31/2025 (Percent)	
Credit Rating	Number of Ratings Outstanding	AAA	AA (high)	AA	AA (low)	A (high)	A	A (low)	BBB (high)	BBB	BBB (low)	BB (high)	BB	BB (low)	B (high)	B	B (low)	CCC (high)	CCC	CCC (low)	CC (high)	CC	CC (low)	C (high)	C	C (low)	Default	Paid Off	Withdrawn (other)
AAA	19	94.74%																											5.26%
AA (high)	3		33.33%	66.67%																									
AA	2			100.00%																									
AA (low)	2			50.00%	50.00%																								
A (high)	7			14.29%	14.29%	42.86%	14.29%	14.29%																					
A	5					60.00%	40.00%																						
A (low)	1					100.00%																							
BBB (high)	1							100.00%																					
BBB	3						33.33%		66.67%																				
BBB (low)	2									50.00%		50.00%																	
BB (high)	1									100.00%																			
BB	0																												
BB (low)	1												100.00%																
B (high)	1													100.00%															
B	0																												
B (low)	0																												
CCC (high)	0																												
CCC	1																		100.00%										
CCC (low)	0																												
CC (high)	0																												
CC	0																												
CC (low)	0																												
C (high)	0																												
C	0																												
C (low)	0																												
Total	49																												

Sovereign Issuers - 10-Year Transition and Default Rates (December 31, 2015 through December 31, 2025)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2025 (Percent)																									Other Outcomes During 12/31/2015-12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA (high)	AA	AA (low)	A (high)	A	A (low)	BBB (high)	BBB	BBB (low)	BB (high)	BB	BB (low)	B (high)	B	B (low)	CCC (high)	CCC	CCC (low)	CC (high)	CC	CC (low)	C (high)	C	C (low)	Default	Paid Off	Withdrawn (other)
AAA	18	83.33%	5.56%	11.11%																									
AA (high)	1			100.00%																									
AA	0																												
AA (low)	1																												100.00%
A (high)	2					50.00%	50.00%																						
A	3			33.33%		33.33%	33.33%																						
A (low)	2					50.00%		50.00%																					
BBB (high)	2									50.00%																			50.00%
BBB	2											50.00%																	50.00%
BBB (low)	4					25.00%				25.00%			25.00%																25.00%
BB (high)	0																												
BB	0																												
BB (low)	0																												
B (high)	0																												
B	1						100.00%																						
B (low)	0																												
CCC (high)	1									100.00%																			
CCC	0																												
CCC (low)	0																												
CC (high)	0																												
CC	0																												
CC (low)	0																												
C (high)	0																												
C	0																												
C (low)	0																												
Total	37																												

United States Public Finance - 1-Year Transition and Default Rates (December 31, 2024 through December 31, 2025)

Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)																								Other Outcomes During 12/31/2024-12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA (high)	AA	AA (low)	A (high)	A	A (low)	BBB (high)	BBB	BBB (low)	BB (high)	BB	BB (low)	B (high)	B	B (low)	CCC (high)	CCC	CCC (low)	CC (high)	CC	CC (low)	C (high)	C	C (low)	Default	Paid Off	Withdrawn (other)
AAA																													
AA (high)																													
AA																													
AA (low)																													
A (high)																													
A																													
A (low)																													
BBB (high)																													
BBB																													
BBB (low)																													
BB (high)																													
BB																													
BB (low)																													
B (high)																													
B																													
B (low)																													
CCC (high)																													
CCC																													
CCC (low)																													
CC (high)																													
CC																													
CC (low)																													
C (high)																													
C																													
C (low)																													
Total																													

United States Public Finance - 3-Year Transition and Default Rates (December 31, 2022 through December 31, 2025)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)																									Other Outcomes During 12/31/2022-12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA (high)	AA	AA (low)	A (high)	A	A (low)	BBB (high)	BBB	BBB (low)	BB (high)	BB	BB (low)	B (high)	B	B (low)	CCC (high)	CCC	CCC (low)	CC (high)	CC	CC (low)	C (high)	C	C (low)	Default	Paid Off	Withdrawn (other)
AAA																													
AA (high)																													
AA																													
AA (low)																													
A (high)																													
A																													
A (low)																													
BBB (high)																													
BBB																													
BBB (low)																													
BB (high)																													
BB																													
BB (low)																													
B (high)																													
B																													
B (low)																													
CCC (high)																													
CCC																													
CCC (low)																													
CC (high)																													
CC																													
CC (low)																													
C (high)																													
C																													
C (low)																													
Total																													

United States Public Finance - 10-Year Transition and Default Rates (December 31, 2015 through December 31, 2025)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2025 (Percent)																									Other Outcomes During 12/31/2015-12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA (high)	AA	AA (low)	A (high)	A	A (low)	BBB (high)	BBB	BBB (low)	BB (high)	BB	BB (low)	B (high)	B	B (low)	CCC (high)	CCC	CCC (low)	CC (high)	CC	CC (low)	C (high)	C	C (low)	Default	Paid Off	Withdrawn (other)
AAA																													
AA (high)																													
AA																													
AA (low)																													
A (high)																													
A																													
A (low)																													
BBB (high)																													
BBB																													
BBB (low)																													
BB (high)																													
BB																													
BB (low)																													
B (high)																													
B																													
B (low)																													
CCC (high)																													
CCC																													
CCC (low)																													
CC (high)																													
CC																													
CC (low)																													
C (high)																													
C																													
C (low)																													
Total																													

Morningstar DBRS

International Public Finance - 1-Year Transition and Default Rates (December 31, 2024 through December 31, 2025)

Credit Ratings as of 12/31/2024		Credit Ratings as of 12/31/2025 (Percent)																									Other Outcomes During 12/31/2024-12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA (high)	AA	AA (low)	A (high)	A	A (low)	BBB (high)	BBB	BBB (low)	BB (high)	BB	BB (low)	B (high)	B	B (low)	CCC (high)	CCC	CCC (low)	CC (high)	CC	CC (low)	C (high)	C	C (low)	Default	Paid Off	Withdrawn (other)
AAA	7	100.00%																											
AA (high)	5		40.00%	60.00%																									
AA	13			100.00%																									
AA (low)	12			33.33%	50.00%																								16.67%
A (high)	11					100.00%																							
A	9					11.11%	88.89%																						
A (low)	1																												100.00%
BBB (high)	2																												100.00%
BBB	2								50.00%	50.00%																			
BBB (low)	3								33.33%	33.33%		33.33%																	
BB (high)	0																												
BB	0																												
BB (low)	0																												
B (high)	0																												
B	0																												
B (low)	0																												
CCC (high)	0																												
CCC	0																												
CCC (low)	0																												
CC (high)	0																												
CC	0																												
CC (low)	0																												
C (high)	0																												
C	0																												
C (low)	0																												
Total	65																												

Morningstar DBRS

International Public Finance - 3-Year Transition and Default Rates (December 31, 2022 through December 31, 2025)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2025 (Percent)																									Other Outcomes During 12/31/2022-12/31/2025(Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA (high)	AA	AA (low)	A (high)	A	A (low)	BBB (high)	BBB	BBB (low)	BB (high)	BB	BB (low)	B (high)	B	B (low)	CCC (high)	CCC	CCC (low)	CC (high)	CC	CC (low)	C (high)	C	C (low)	Default	Paid Off	Withdrawn (other)
AAA	7	100.00%																											
AA (high)	5		40.00%	60.00%																									
AA	6			100.00%																									
AA (low)	14			42.86%	35.71%																								21.43%
A (high)	15			26.67%		53.33%	6.67%																						13.33%
A	7					28.57%	71.43%																						
A (low)	6					33.33%	33.33%																						33.33%
BBB (high)	0																												
BBB	1									100.00%																			
BBB (low)	3								33.33%	33.33%		33.33%																	
BB (high)	1								100.00%																				
BB	0																												
BB (low)	0																												
B (high)	0																												
B	0																												
B (low)	0																												
CCC (high)	0																												
CCC	0																												
CCC (low)	0																												
CC (high)	0																												
CC	0																												
CC (low)	0																												
C (high)	0																												
C	0																												
C (low)	0																												
Total	65																												

Morningstar DBRS

International Public Finance - 10-Year Transition and Default Rates (December 31, 2015 through December 31, 2025)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2025 (Percent)																									Other Outcomes During 12/31/2015-12/31/2025 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA (high)	AA	AA (low)	A (high)	A	A (low)	BBB (high)	BBB	BBB (low)	BB (high)	BB	BB (low)	B (high)	B	B (low)	CCC (high)	CCC	CCC (low)	CC (high)	CC	CC (low)	C (high)	C	C (low)	Default	Paid Off	Withdrawn (other)
AAA	7	57.14%		14.29%																								14.29%	14.29%
AA (high)	2		100.00%																										
AA	7			57.14%	28.57%																								14.29%
AA (low)	4			50.00%		25.00%																							25.00%
A (high)	10				10.00%	60.00%																							30.00%
A	6					16.67%	50.00%																					16.67%	16.67%
A (low)	3						66.67%																						33.33%
BBB (high)	1						100.00%																						
BBB	0																												
BBB (low)	1					100.00%																							
BB (high)	0																												
BB	0																												
BB (low)	0																												
B (high)	0																												
B	0																												
B (low)	0																												
CCC (high)	0																												
CCC	0																												
CCC (low)	0																												
CC (high)	0																												
CC	0																												
CC (low)	0																												
C (high)	0																												
C	0																												
C (low)	0																												
Total	41																												

Exhibit 1 – Transition/Default Rates
Form NRSRO
March 2026



Categories and notches within a category for each class and subclass of credit ratings in Morningstar DBRS' Transition/Default Matrix:

All rating categories from AA to CCC contain subcategories "(high)" and "(low)". The absence of either a "(high)" or "(low)" designation indicates the credit rating is in the middle of the category. Subcategory "(high)" reflects a lower risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligations has been issued, while subcategory "(low)" reflects a higher risk.

AAA
Highest credit quality. The capacity for the payment of financial obligations is exceptionally high and unlikely to be adversely affected by future events.

AA
Superior credit quality. The capacity for the payment of financial obligations is considered high. Credit quality differs from AAA only to a small degree. Unlikely to be significantly vulnerable to future events.

A
Good credit quality. The capacity for the payment of financial obligations is substantial, but of lesser credit quality than AA. May be vulnerable to future events, but qualifying negative factors are considered manageable.

BBB
Adequate credit quality. The capacity for the payment of financial obligations is considered acceptable. May be vulnerable to future events.

BB
Speculative, non-investment grade credit quality. The capacity for the payment of financial obligations is uncertain. Vulnerable to future events.

B
Highly speculative credit quality. There is a high level of uncertainty as to the capacity to meet financial obligations.

CCC
 Very highly speculative credit quality. In danger of defaulting on financial obligations.

CC / C
Distressed. The CC rating level is generally applied to financial obligations that are seen as highly likely to default or that are subordinated to financial obligations rated in the CCC to B range. The C rating level characterizes financial obligations for which default has not technically taken place but is considered unavoidable.

Exhibit 1 – Transition/Default Rates
Form NRSRO
March 2026



D / SD

When the issuer has filed under any applicable bankruptcy, insolvency or winding up statute or there is a failure to satisfy a financial obligation after the exhaustion of grace periods, or in cases of a "distressed exchange", a downgrade to D (Default) may occur. Morningstar DBRS may also use SD (Selective Default) in cases where only some securities are affected, for example in a "distressed exchange".

Conditions under which Morningstar DBRS classifies obligors, securities, or money market instruments as being in default in this exhibit:

In computing the numbers reported in this exhibit, Morningstar DBRS has classified obligors, securities or money market instruments as in default when their rating was downgraded to a default rating or when a security or money market instrument was subject to a write-down.

We assign an issuer rating of 'D' if one or more of the issuer's debt instruments is rated 'D' (or would be rated 'D' if we rated the instrument) and we consider the default event general in nature. We assign an issuer rating of 'SD'(selective default) if one or more of the issuer's debt instruments are (or would be) rated 'D' but we expect the issuer to continue making timely payments on other instruments

Morningstar DBRS assigns an instrument rating of 'D' in these cases:

1. **Bankruptcy**: The instrument's issuer has become subject to any applicable bankruptcy, insolvency, receivership, winding up, or similar proceeding.

2. **Payment default**: There is failure to pay or satisfy a financial obligation (subject to applicable grace periods) in accordance with the instrument's underlying transaction documents.

3. **Distressed Exchange**: The instrument is subject to a Distressed Exchange. We classify a debt restructuring, or a series of transactions to that effect, as a Distressed Exchange when it (1) is disadvantageous, as a whole, to debtholders and (2) has the effect of avoiding the issuer's payment default or bankruptcy (or similar legal proceeding). In evaluating both (1) and (2), we consider the totality of the circumstances of a debt restructuring.

Morningstar DBRS may also assign an instrument rating of 'D' when we believe that bankruptcy (or such other similar proceeding) or a payment default is both unavoidable and imminent.

Following a downgrade to 'D', we may Discontinue-Withdraw 'D' instrument ratings at our discretion.

Exhibit 1 – Transition/Default Rates
Form NRSRO
March 2026



The preceding categories and subcategories are publicly available at:

https://dbrs.morningstar.com/research/236754/long-term-obligations-rating-scale.pdf

Morningstar DBRS's framework for assigning Default and Selective Default credit ratings is publicly available at:

https://dbrs.morningstar.com/research/236735/framework-for-assigning-default-and-selective-default-credit-ratings

For completeness, all of Morningstar DBRS' rating scales are publicly available at:

https://dbrs.morningstar.com/understanding-ratings/#about-ratings

URL Page:

Please note below the uniform resource locator (URL) of the website which provides the credit rating history of the Morningstar DBRS credit ratings that are required to be disclosed pursuant to 17 CFR 17g-7(b):

https://dbrs.morningstar.com/about/historyAgree/